Thompson & Knight LLP

DIRECT DIAL: (512) 469-6158 EMAIL: kari.potts@tklaw.com	ATTORNEYS AND COUNSELORS 1700 PACIFIC AVENUE • SUITE 3300 DALLAS, TEXAS 75201-4693 (214) 969-1700 FAX (214) 969-1751 www.tklaw.com	AUSTIN DALLAS FORT WORTH HOUSTON NEW YORK ALGIERS LONDON MEXICO CITY MONTERREY PARIS RIO DE JANEIRO SÃO PAULO VITÓRIA
May 8, 2006
VIA EDGAR TRANSMISSION
AND FEDERAL EXPRESS
Ms. Mellissa Duru
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Re:	Brigham Exploration Company’s Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-131881)
Dear Ms. Duru,
     On behalf of Brigham Exploration Company (“Brigham”), we have the following response to the legal comment of the Staff of the Securities and Exchange Commission (the “SEC”) delivered via voicemail to Kari Potts on April 14, 2006 regarding the re-issuance of Comment No. 4 from the SEC’s letter dated March 17, 2006, your follow-up voice-mail of May 3, 2006 to Kari Potts and the phone conversation today with you, Kari Potts and Greg Sergesketter of Gardere Wynne Sewell LLP. Our response is based upon information provided to us by the selling stockholders.
Comment No. 4: Selling Stockholders, page 21
Please identify in the selling stockholder table the natural persons who exercise voting and/or investment power over each of the entities listed. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available Telephone Interpretations.
     Response: Brigham has not disclosed the names of the members of the investment committees. The investment committees of each of the selling stockholders is comprised of at least three members and requires a majority vote for approval of disposition decisions. The telephone interpretation cited refers to using Rule 13d-3 by analogy to determine voting and investment control over securities. Beginning in The Southland Corp., SEC No-Action Letter 1987 WL 108107 (August 10, 1987), the staff noted that no trustee may act individually to vote

Ms. Mellissa Duru
May 8, 2006

or sell shares held by the plan and, as such, concurred that no individual trustee should be deemed the beneficial owner, within the meaning of Rule 13d-3, of the shares held by the plan solely by virtue of the fact that he is a trustee. Also see, for example, Metropolitan Life Insurance Co., SEC No-Action Letter CCH FSLR ¶ 77,655 (November 23, 1999). This statement has become known as the “rule of three.” See, Romeo & Dye, Section 16 Treatise and Reporting Guide, § 2.03[5][i] (2004). The rationale is that a person should not be deemed to have investment control over securities that (i) he or she could not sell without the approval of others and (ii) may be sold despite his or her objection to the sale.
     Since each investment committee is comprised of at least three people and requires a majority vote for approval of voting on disposition decisions, no one individual should be considered to have the power to vote or make investment decisions. As such beneficial ownership should not be attributed to these individual members of the investment committees.
     Please direct any questions or additional comments regarding this letter to me at (512) 469-6158.
Very truly yours,
/s/ Kari A. Potts
Kari A. Potts
Courtesy Copies To:

cc:	Ben M. Brigham Brigham Exploration Company Joe Dannenmaier Thompson & Knight L.L.P.